Filed Pursuant to Rule 433

Registration Statement No. 333-225076

March 1, 2021

FINAL TERM SHEET

March 1, 2021

1.950% Senior Notes due 2031

Issuer:	The Estée Lauder Companies Inc.
Security:	1.950% Senior Notes due 2031 (the “Notes”)
Size:	$600,000,000
Maturity Date:	March 15, 2031
Coupon:	1.950%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2021
Price to Public:	99.340%
Benchmark Treasury:	1.125% due February 15, 2031
Benchmark Treasury Price and Yield:	96-31; 1.453%
Spread to Benchmark Treasury:	+57 bps
Yield:	2.023%
Optional Redemption:

At any time prior to December 15, 2030 (three months prior to the maturity date of the Notes), Make-Whole Call at Treasury + 10 bps

On or after December 15, 2030 (three months prior to the maturity date of the Notes), Par Call

Reference Treasury Dealers:	BofA Securities, Inc., BNP Paribas Securities Corp. or Goldman Sachs & Co. LLC
Expected Settlement Date:	March 4, 2021, which is the third business day (as defined in applicable SEC rules) following the date hereof (such settlement cycle being referred to as “T+3”). Purchasers should note that the ability to settle secondary market trades of the notes effected on any date prior to two business days before delivery of the notes may be affected by the T+3 settlement.
CUSIP / ISIN:	29736R AR1 / US29736RAR12
Anticipated Ratings:	A1 (Stable) by Moody’s Investors Service, Inc. A+ (Stable) by Standard & Poor’s

Joint Book-Running Managers:	BofA Securities, Inc. BNP Paribas Securities Corp. Goldman Sachs & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc.
Co-Managers:

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

RBC Capital Markets, LLC

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

BBVA Securities Inc.

Loop Capital Markets LLC

Siebert Williams Shank & Co., LLC

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Estée Lauder Companies Inc. has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, The Estée Lauder Companies Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or by contacting Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, by telephone: 1-866-471-2526, by facsimile: 212-902-9316 or by email: Prospectus-ny@ny.email.gs.com.

This final term sheet supplements, and should be read in conjunction with, The Estée Lauder Companies Inc. preliminary prospectus supplement dated March 1, 2021 and accompanying prospectus dated May 21, 2018 and the documents incorporated by reference therein.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.